General Nutrition Centers, Inc.
300 Sixth Avenue
Pittsburgh, PA 15222
October 14, 2009
BY HAND AND EDGAR
H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Re:	General Nutrition Centers, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008 (the “Fiscal Year”)
Filed March 19, 2009 (the “10-K”)
Form 10-Q for the Periods Ended June 30 and March 31, 2009
Filed August 13 and May 7, 2009, respectively
Form 8-K Filed August 13, 2009
File No. 333-144396
Dear Mr. Owings:
     Set forth below are General Nutrition Centers, Inc.’s (“GNC”) responses to the comments received from the staff of the SEC (the “Staff”) in the Staff’s comment letter dated September 29, 2009 addressed to Joseph Fortunato. For your convenience, we have repeated each of your numbered comments in italics followed by our responses. References throughout this letter to “we”, “us”, “our” and “the Company” are to GNC.
Form 10-K for the Fiscal Year Ended December 31, 2008
Corporate History, page 2
1. Please identify the “affiliates of Ares Management LLC... and Ontario Teachers[’] Pension Plan Board..., certain institutional investors, certain of [your] directors, and certain former stockholders of GNC Parent Corporation, including members of [your] management.” Please also include a cross reference to the security ownership table on page 153.
     Response: We will revise the disclosure in our future filings to (a) clarify that Ontario Teachers’ Pension Plan Board (“OTPP”) is a direct owner of outstanding capital stock (“Stock”) of GNC Acquisition Holdings, Inc. (“Holdings”), our ultimate parent, (b) identify Ares Corporate Opportunities Fund II, L.P. (“ACOF”), an affiliate of Ares Management LLC (“Ares”), and any other stockholders required to be disclosed under Item 403(a)-(b) of

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Regulation S-K as owners of Stock and (c) include a cross reference to the security ownership table on page 153.
2. Please also provide a cross reference to the stockholders agreement discussed in Item 13 and provide a short description of that agreement.
     Response: We will revise the disclosure in our future filings to insert the following text after the first full paragraph on page 2:
Holdings and each of its stockholders is party to a stockholders agreement. Among other things, the stockholders agreement contains certain restrictions on transfer of shares of our capital stock, and gives each of ACOF and OTPP the right to designate four members of Holdings’ board of directors (or, at the option of each, five members of the board of directors, one of which shall be independent) for so long as they or their respective affiliates each own at least 10% of the outstanding common stock of Holdings. For additional information, see Item 13, “Certain Relationships and Related Transactions and Director Independence — Stockholders’ Agreement”.
Item 2. Properties, page 27
3. We note from the Store Listings by Country section of your website that you have a store in Tehran, Iran. We also note from October 2007, July 2007 and September 2009 news articles that Global Active Limited, a company that operates a network of 139 franchised stores under the GNC name, acquired OSIM International in 2005 and that OSIM International has regional offices in Iran and operates franchises in Iran.
     We note that your Form I0-K does not discuss contacts with Iran. Iran is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through affiliates, franchisees, distributors, or other direct or indirect arrangements. Your response should describe any products you have provided into Iran, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by the government.
     Response: The Company advises the Staff that there are no GNC stores in Iran and that GNC has no past, current or anticipated contacts with Iran other than with Kharazmi Pharmaceutical Co. (“KPC”). To the Company’s knowledge, KPC is not a government entity nor is it controlled by the government of Iran. On October 17, 2008, GNC obtained the required OFAC license (OFAC license no. IA-10892) to export certain GNC products to Iran, and entered into a distribution agreement with KPC with a term that matches the one year term of the OFAC license. GNC does not have direct operational contact with KPC under the distribution agreement; rather, GNC works through Canmed Enterprises Corp (“Canmed”), KPC’s affiliate

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and the entity listed on GNC’s website. Under the distribution agreement, Canmed will take delivery of up to six GNC products in the United States and then make arrangements for shipment to Iran and distribution within Iran through KPC. Canmed’s first and only purchase order under OFAC license no. IA-10892 in September 2009 was in the amount of US$794,000, under which GNC has until October 17, 2010 to fulfill the order. On September 24, 2009, GNC submitted an application for a second OFAC license in connection with a distribution agreement under which Canmed would serve as GNC’s exclusive distributor for Iran and KPC would serve as Canmed’s exclusive agent in Iran. This second license and distribution agreement would also be co-terminous with the OFAC license and cover an additional 24 GNC products.
     Our website does not have a separate section for distributors so we list distributors in the Store Locator section. We will revise our website to reflect the fact that Canmed is only a distributor of GNC products.
     The Company advises the Staff that, to its knowledge, Global Active Limited (“GAL”) was acquired by OSIM International Ltd. (“OSIM”) in 2005. GAL operates GNC stores in Australia, Malaysia and Singapore only. The Company is not familiar with OSIM’s operations outside of GAL.
4. In addition, please tell us why you have not included Iran in the list of international franchised stores on page 28.
     Response: As discussed in our response to Question 3, there are no GNC stores in Iran.
5. Please discuss the materiality of your contacts with Iran and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.
     Response: The Company supplementally advises the Staff that its contacts with Iran are immaterial and that it does not believe its contacts with Iran constitute a material risk to security holders. GNC has no investment, assets or liabilities in Iran, and does not plan to make any investment, acquire any assets or incur any liabilities in Iran in the future. As discussed in our response to Question 3, the aggregate amount of products to be sold under the distribution agreement is US$794,000, which represents a fraction of GNC’s global revenues of more than $1.6 billion for 2008. No order can be placed under the second, pending distribution agreement

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until such time as the second OFAC license is awarded. If the Company receives approval for the second OFAC license, we would expect to sell approximately $2.4 million of products under that agreement. Further, the Company does not believe that the nature or scope of its distribution arrangements with KPC, or the sales thereunder, are qualitatively material or constitute a material risk to security holders.
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 39
Results of Operations, page 41
6. We note that your analysis of results for 2007 combines the results of the predecessor and successor companies. Please remove your presentation of combined results for 2007 as we do not believe it is meaningful or appropriate to merely combine information for the predecessor and successor periods given the change in basis resulting from the merger. Instead, you should separately discuss the historical results of the predecessor and the successor periods for 2007. If you believe that a comparison of pro forma results would provide valuable information and possibly a more relevant analysis of trends and changes, we will not object if you wish to augment your analysis of historical results by providing a supplemental analysis comparing the pro forma results of the successor for the year ended December 31, 2008 to the pro forma results for the year ended December 31, 2007, where the pro forma information is prepared in accordance with the guidance in Article 11 of Regulation S-X. If you choose to present this pro forma analysis, you should explain to your readers how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation. Typically the presentation of pro forma statements of operations for the years ended December 31, 2008 and 2007 will be necessary in order to facilitate an understanding of the basis of the information being discussed.
     Response: GNC will revise the MD&A in its Form 10-K for fiscal year ending December 31, 2009 to include a freestanding discussion of the operating results of the predecessor period from January 1, 2007 to March 15, 2007 and a comparison of the successor period from March 16, 2007 to December 31, 2007, to 2008.
Financial Statements and Supplementary Data, page 62
Notes to Consolidated Financial Statements, page 69
Note 1. Nature of Business, page 69
Merger of the Company, page 69
7. Considering it appears a NEWCO was used to acquire an OLDCO in a single highly leveraged transaction or a series of related and anticipated highly leveraged transactions,

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please tell us in detail how you determined the merger transaction was not within the scope of EITF 88-16.
     Response: GNC (“OLDCO”) was acquired in a transaction in which Holdings (“NEWCO”) acquired 100% of the outstanding equity of OLDCO. However, we concluded that the acquisition by NEWCO of OLDCO’s equity interests was not “highly leveraged” and, therefore, the transaction was outside the scope of EITF 88-16.
     Though the term “highly leveraged” is not defined in EITF 88-16, we considered the Staff’s comment in a 1992 speech that a 60% or greater debt financed transaction would be considered “highly leveraged”. In our analysis of the extent of debt used to purchase the equity interests of OLDCO, we considered that OLDCO had approximately $861.7 million of pre-existing debt that was re-financed as part of the transaction. When we analyzed the amount of debt used by NEWCO to purchase the equity interests of OLDCO, we concluded that the purchase of OLDCO’s equity interests was 34% debt financed, which was determined not to be “highly leveraged” and, therefore, outside the scope of EITF 88-16.
Note 7. Goodwill, Brands, and Other Intangible Assets, page 84
8. We note your operating agreement intangible asset, which consists mainly of your retail agreements with useful lives of 25-35 years and your franchise and manufacturing agreements with useful lives of 25 years. We also note that your retail agreements were assigned a final fair value reflecting the opportunity to expand the company stores within a major drug store chain, presumably Rite-Aid, and on military facilities. In light of your disclosure on page 5 that, in 2007, you extended your alliance with Rite-Aid through 2014 with a five-year option, please tell us how you determined that the useful life of 25-35 years is appropriate for your retail agreements. Also, please tell us why you believe a useful life of 25 years is appropriate for your franchise and manufacturing agreements. Refer to paragraph 11 of SFAS 142.
     Response: GNC utilized various resources in arriving at the fair value adjustments and the related useful lives of the intangible assets recorded on its balance sheet, including a third party valuation service and an analysis of our historical patterns of usage. As defined in paragraph 11 of SFAS 142, the factors that an entity should consider when estimating the useful life of an intangible asset include:
•	The expected use of the asset by the entity;

•	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate;

•	Any legal, regulatory, or contractual provisions that may limit the useful life;

•	Any legal, regulatory, or contractual provisions that enable renewal or extension

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of the asset’s legal or contractual life without substantial cost;

•	The effects of obsolescence, demand, competition, and other economic factors; and

•	The level of maintenance expenditures required to obtain the expected future economic benefits from the asset.
     Our retail agreements include an alliance with Rite Aid to open GNC store-within-a-store locations, and concessionaire agreements with the United States military to sell product to the Army & Air Force Exchange Service, the Naval Exchange Service Command and the Marine Corps Community Services. In reviewing the useful life of these retail agreements, past history and internal discussions regarding the probability of future contract renewals were taken into consideration. The Rite Aid agreement was entered into in 1998, and was extended in 2004, and once again in 2007, extending the agreement through 2014, with the option of renewing for an additional 5 years. Given the prior history of early extensions and renewals, and the performance of the business to that date, it was deemed appropriate to extend the life of the asset beyond the current contract expiration date.
     In reviewing the useful life of our franchise agreements, past renewal history and a pattern of projected cash flows were considered. Renewal rates for domestic franchise agreements have historically run 80% or greater, and initial international franchise agreements typically consist of a ten year term and two five year renewal periods, with the possibility of future renewals beyond that term. The vast majority of the international agreements that have come up for renewal have been renewed. These patterns were included in a model, along with current franchisee data that included renewal dates, to arrive at a useful life for each area of the business.
     In reviewing the useful life of the manufacturing agreements, the timing of economic benefits derived, as measured by cash flows, the pattern of repeat renewals of the Rite Aid agreement, and the likely continuation of customer relationships was considered. Attrition rates for manufacturing customers, as well as expected growth of new customer business, were utilized in a forecast of future revenues.
     As part of our regular periodic review process, we assess our treatment of our intangible assets, including the useful lives of our various operating agreements.
Note 8. Property, Plant and Equipment, page 87
9. We note you are a 50% limited partner in a partnership that owns and manages the building that houses your corporate headquarters. We further note on page 29 that you are entitled to share in 75% of the partnership’s profit and losses and that you consolidate the partnership. Please tell us the basis in GAAP for your accounting and where you have presented

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minority interest in the financial statements. Also, please tell us how the adoption of SFAS 160 impacted your financial statements in the subsequent period.
     Response: The balance of the minority interest (or non-controlling interest under SFAS 160) was less than $300,000 prior to December 31, 2008. As this has been an immaterial item that did not necessitate its own caption on the balance sheet, the adoption of SFAS 160 had no effect on our financial statements. However, we are supplementally providing the Staff with our evaluation, as summarized in the following paragraph.
     Our accounting for the limited partnership is based upon FIN 46R, Consolidation of Variable Interest Entities. Under FIN 46R, entities which possess one or more of the following characteristics should be consolidated: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by any parties, including the equity holders, (2) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity, and (c) the right to receive the expected residual returns of the entity, and (3) the equity investors have voting rights that are not proportionate to their economic interest, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. The partnership is not able to conduct its ordinary course operations, or make necessary improvements to the property, without the financial support of GNC. In addition, the master lease agreement requires GNC to pay for all operating expenses and capital improvements. As such, we determined that it is appropriate to consolidate the partnership under the first prong of the foregoing test. Therefore, we concluded that it is appropriate to include the partnership financials in our consolidated financial results.
Note 18. Stock-based Compensation Plans, page 102
10. Please tell us in detail how you determine the grant date price of your common stock in valuing option issuances. Also, considering it appears you use the calculated-value method in estimating expected volatility under your Black-Scholes model, please tell us why it is not practicable for you to estimate the expected volatility of your share price, the industry sector index you selected, the reasons for selecting that particular index, and how you calculated historical volatility using that index. Please also disclose in future filings the items required by paragraph A240(e.)(2)(b) of SFAS 123R.
     Response: The Company determines the grant date price of common stock in valuing option issuances by applying a valuation methodology that calculates business enterprise value (“BEV”) based upon a trailing 12-month EBITDA and a multiple determined by a peer group whose common equity is publicly traded. Net debt and the current value of our preferred stock are subtracted from this BEV to arrive at a common stock value. The common stock value is then divided by the amount of outstanding shares to arrive at a per share price. As our stock is

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not publicly traded, this valuation is performed once per quarter, at the end of the quarter, utilizing the financial data as of the last date of the quarter. This stock price is then utilized in any option grants until the next valuation is done. Note that while we believe there to be a lack of liquidity discount that may be applied to arrive at the fair value, we do not apply a discount in determining the exercise price for options granted.
     GNC does not use the calculated value method. As noted above, GNC’s stock is not publicly traded; therefore there is no basis for determining historical volatility. As such, we have used peer group companies to obtain a comparable volatility to use in our Black-Scholes model. The peer group companies that are used to calculate volatility are the same peer group companies that are utilized in our SFAS 142 valuation. The volatilities for the peer group companies are obtained from an independent data source. We will revise the disclosure in our future filings to reflect the foregoing.
Note 19. Segments, page 105
11. We note your discussion of certain accounting adjustments recorded in your “other” segment and a similar discussion of the same adjustments on page 6 as it relates to data collected from your point-of-sale systems. Please tell us the nature of these accounting adjustments and, in doing so, explain why they are necessary and how they comply with GAAP. Please also tell us whether these adjustments are recurring in nature and whether you expect to record similar adjustments in future periods.
     Response: In reporting our US retail product revenues, sales data is collected from our point of sale systems by category, representing sales of our products, net of returns, to customers at store locations. This data represents the majority of the revenue reported for our US segment. In addition to these sales, additional revenue and revenue adjustments are recorded to ensure conformity with GAAP. This includes wholesale sales revenue (to our military commissary locations), deferral of our Gold Card revenue to match the twelve month discount period of the card, and a reserve for customer returns. These items are recurring in nature, and we expect to record similar adjustments in the future. We will revise the disclosure in our future filings to reflect the foregoing.
9A. Controls and Procedures, page 122
12. Please confirm that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308T(b) of Regulation S-K. Please include this disclosure in your future filings.
     Response: There were no changes in our internal control over financial reporting that occurred during the last fiscal quarter of our fiscal year that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will revise the

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disclosure in our future filings to include the foregoing.
Item 11. Executive Compensation, page 127
Compensation Discussion and Analysis, page 127
How We Chose Amounts and/or Formulas for Each Element, page 130
Base Salary, page 130
13. Please explain more specifically how the committee utilized the surveys from Mercer Human Resource Consulting LLC, Western Management Group, and Watson Wyatt Worldwide in determining base salaries for the named executive officers. Clarify whether the committee used the information in the surveys as benchmarks for determining base salaries. If you benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
     Response: The Company has not historically used, and does not intend to use, the information in the surveys for benchmarking purposes or in its process for setting compensation. Rather, the compensation committee sets compensation levels and then uses the information in the surveys to confirm and demonstrate to management that the compensation being paid by the Company is consistent with market levels. We will revise the disclosure in our future filings to reflect the Company’s limited use of the surveys.
Annual Incentive Compensation, page 130
14. We note your statement that you do not disclose your internal budget for results of operation, including budgeted EBITDA. Please provide us on a supplemental basis a detailed analysis regarding how disclosure of this metric would cause you competitive harm. For example, please explain how “disclosure of this amount, whether with respect to historical periods or future periods, would cause [you] competitive harm by disclosing to competitors a key element of [your] internal projections.” To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. See Question 111.04 of Regulation S-K Compliance & Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

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     Response: The Company respectfully submits that the EBITDA targets that must be achieved in order to earn an annual bonus under its annual executive incentive program constitute confidential commercial and financial information that, if disclosed, would cause substantial competitive harm to the Company, as determined pursuant to the criteria set forth in Instruction 4 to Item 402(b) of Regulation S-K. While the Company provides EBITDA and adjusted EBITDA as measures to assess the liquidity of the Company in filings with the Commission, the Company never has provided guidance with respect to these or any other metrics. The EBITDA targets are viewed independently of the historical EBITDA and adjusted EBITDA metrics reported by the Company in its public filings, and are derived from internal analyses of the Company’s expectations of the overall economic environment, the Company’s competitive position and projections of the Company’s performance. Such targets reflect the Company’s business strategy for the coming fiscal year. The Company develops these confidential targets strictly for internal planning purposes and accordingly, these targets, and the Company’s performance relating thereto, are not disclosed publicly by the Company at any time. The Company considers its EBITDA targets for purposes of Company performance measures, and the factors that go into the calculation of such targets, to be the Company’s confidential, competitive information.
     In addition, the Company respectfully submits that the EBITDA targets used in determining bonus payments for future periods constitute forward-looking, projected future financial information of the Company. As stated above, the Company does not provide guidance with respect to any specific financial performance metric, including EBITDA. The Company believes that, when disclosed, projections should be accompanied by appropriate warnings and qualifications. We do not believe that it would be in the best interest of the Company’s securityholders to include such information in the Form 10-K or other filings, because doing so would conflict with the Company’s judgment as to which operating or financial measures can be projected with any degree of accuracy.
     As disclosed, the target bonuses are set based on the Company’s internal expectations regarding its ability to achieve the applicable EBITDA targets. If the Company achieves the expected level of EBITDA — that is, a level of EBITDA that the Company expects to achieve based on its internal budget and projections, with all assumptions on which such projections are based proving materially correct — the named executive officers receive the target bonus. If the level of EBITDA is less than the Company’s expectations, for whatever reason, the named executive officers would be eligible to receive the threshold bonus or no bonus, and if EBITDA exceeds the target amount, the named executive officer would be eligible for a bonus up to the maximum amount. The compensation committee may adjust the bonuses ultimately paid to named executive officers based on the individual performance of any such officer and certain non-recurring items. The Company proposes to disclose additional information regarding the process for setting the applicable EBITDA targets, including some of the assumptions on which the targets are based, to provide a more comprehensive understanding of the likelihood of achieving the EBITDA targets.

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Stock Options, page 131
15. You state that “[t]he Parent Compensation Committee determines stock option grant awards in accordance with the Named Executive Officer’s performance and level of position.” Please discuss how stock options are structured and implemented to reflect each named executive officer’s individual performance, describing the elements of individual performance that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K. Please also discuss how the “level of position” is used to determine stock option grant awards.
     Response: Stock option grant awards made at the time of the Merger (as defined in the 10-K) were based, in part, on the length of service and performance of the Named Executive Officer through the date of the Merger. Following the Merger, stock option grant awards have been made at or about the time that a Named Executive Officer begins service with GNC. Since a Named Executive Officer generally has little or no record of service prior to receiving stock option grant awards, elements of individual performance are not taken into account when making such stock option grant awards. To the extent that the compensation committee or our Board of Directors (the “Board”) determines, at a future date, that it is appropriate to grant stock option awards to executive officers based on performance, the compensation committee or Board, as applicable, will establish standards for making such awards at that time.
     The compensation committee uses an executive officer’s level of position to determine an appropriate range for the size of any stock option grant award. The compensation committee has established ranges for each of the following levels: Chief Executive Officer and President, Executive Vice President, Senior Vice President and Vice President. Within a given range, the size of a stock option grant award is determined based on the executive officer’s duties and GNC’s interest in attracting, retaining and providing significant incentives for the executive officer.
     We will revise the disclosure in our future filings to reflect the foregoing.
Benefits and Perquisites, page 131
16. Please identify the named executive officers “who have historically received some of these allowances in greater amounts...” and the amounts that they have received.
     Response: The Company advises the Staff that it does not generally provide supplemental medical allowances to its executive officers. However, Joseph Fortunato, Thomas Dowd, Michael Locke and J. Kenneth Fox each received supplemental medical benefits in the amount of $6,000 on a grandfathered basis. Messrs. Dowd and Locke also received car allowances in greater amounts than other executive officers of the same level of position on a grandfathered basis. For example, though both Mr. Dowd and Mr. Nuzzo are Executive Vice Presidents, Mr. Dowd received a car allowance of $11,500, whereas Mr. Nuzzo received a car

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allowance of only $6,500. Mr. Locke, a Senior Vice President, also received a car allowance of $11,500. The Company will revise the disclosure in its future filings to reflect the foregoing.
17. Please identify the circumstances under which “management may recommend and the Compensation Committee may approve more limited benefits or additional benefits.”
     Response: Benefits and perquisites may be limited or expanded based on the needs of an executive officer or the circumstances of such executive officer’s employment. For example, parking allowances are provided only to those executive officers whose places of employment require parking licenses, and housing allowances are provided to our most senior executives only where management and the compensation committee determine that such benefits are necessary to attract, retain or enhance the performance of the executives. We will revise the disclosure in our future filings to reflect the foregoing.
Chief Executive Officer Compensation, page 133
18. Please identify and discuss the “additional performance targets, including personal initiatives,...” that determined the one-time discretionary bonus.
     Response: At the beginning of 2008, the compensation committee established a development plan to be implemented by Mr. Fortunato. Mr. Fortunato’s objectives under the plan were in addition to his ongoing responsibilities as Chief Executive Officer. The compensation committee determined that if the development plan was successfully implemented, the Board would consider, in its sole discretion, to award a bonus in an amount not to exceed $100,000. Among Mr. Fortunato’s primary objectives were the completion of the restructuring and development of GNC’s senior management team through the attraction, hiring and retention of qualified personnel and development of leadership capabilities. Throughout the year, Mr. Fortunato provided reports to, and received input and feedback from, the compensation committee regarding his efforts to achieve the established objectives and complete the required actions, including with respect to the restructuring. At the conclusion of the Fiscal Year, the compensation committee determined that Mr. Fortunato’s performance met a significant number of the pre-determined objectives and awarded Mr. Fortunato a bonus of $90,000.
     During the first quarter of 2009, the compensation committee determined to implement a similar incentive program for Mr. Fortunato for fiscal year 2009. Under this program, Mr. Fortunato may be eligible to receive an additional discretionary bonus of up to $200,000 based on the achievement of certain non-financial objectives. Among the primary objectives is the ongoing executive leadership development, including through enhanced time management strategies and the implementation of collaborative approaches, and achievement of GNC’s strategic initiatives. We will include disclosure to the effect of the foregoing, and indicate any amounts paid under this program, in our Form 10-K for the year ended December 31, 2009
     The compensation committee may consider similar discretionary bonuses in the future. If

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any such bonus programs are established, we will disclose such programs in accordance with Item 404 of Regulation S-K.
Summary Compensation Table, page 134
19. Please identify the optionholders in footnote 1. Please clarify whether the discretionary payments described in subparagraph (a) were related to the proposed merger, the annual incentive compensation program, or otherwise. Please clarify whether the descriptions in footnote 1 reflect the entire amounts displayed in the bonus column for the named executive officers.
     Response: We will revise the disclosure in our future filings to clarify that (a) Messrs. Fortunato and Dowd are the optionholders referred to in subparagraph (a) of footnote 1, and Messrs. Fortunato, Dowd and Locke are the optionholders referred to in subparagraph (b) of footnote 1, (b) the discretionary payments described in subparagraph (a) were related to the Merger and (c) the descriptions in footnote 1 reflect the entire amounts displayed in the bonus column for the named executive officers.
Employment and Separation Agreements with our 2008 Named Executive Officers, page 140
20. With respect to the potential payments upon termination and change of control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.
     Response: The Company respectfully submits that Item 402(j) of Regulation S-K does not require an analysis of how amounts payable upon a change of control were negotiated or the rationale for setting the specific amounts. The Company supplementally advises the Staff that the Company agreed to amounts that it considered competitive in the marketplace and appropriate in light of all relevant considerations, including the need to attract the caliber of executives that are integral to the Company’s growth.
Certain Relationships and Related Transactions and Director Independence, page 156
21. Please describe the registrant’s policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K.
     Response: Pursuant to the GNC Corporation and General Nutrition Centers, Inc. Amended and Restated Code of Ethics for Directors, Executive Officers and Senior Financial Officers (the “Code of Ethics”), our directors, executive officers (including, without limitation, the Company’s Chief Executive Officer and Chief Financial Officer), Controller and other persons performing similar senior financial functions (together, “Senior Officers”) are prohibited from making any investment, accepting any position or benefits, participating in any transaction

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or business arrangement, or otherwise acting in a manner that creates or appears to create a conflict of interest unless the Senior Officer makes full disclosure of all facts and circumstances to, and obtains the prior written approval of, the Chief Legal Officer, chairperson of the Audit Committee, and/or the Board, and is otherwise in compliance with the Company’s GNC Code of Ethical Business Conduct.
     Although we have not adopted formal procedures for the review, approval or ratification of transactions with related persons, our Board reviews potential transactions with those parties we have identified as related parties prior to the consummation of the transaction, and we adhere to the general policy that such transactions should only be entered into if they are approved by our Board, in accordance with applicable law, and on terms that, on the whole, are no more or loss favorable than those available from unaffiliated third parties.
     We will revise the disclosure in our future filings to reflect the foregoing.
22. Please address your interests in the Gustine Sixth Avenue Associates, Ltd. entity that owns your headquarters building, including the terms of the lease and whether those terms were comparable to terms you could have obtained from unaffiliated third parties.
     Response: In December, 1995, GNC and Gustine Sixth Avenue, Inc. (“Gustine”) entered into a Limited Partnership Agreement to form Gustine Sixth Avenue Associates, Ltd. (the “Partnership”). Gustine is identified as the general partner, and GNC is a limited partner. All profits and losses of the partnership are allocated 75% to the limited partner and 25 % to the general partner. This partnership initially had a ten year term, and was formed for the purposes of acquiring a building for GNC to utilize as a corporate headquarters. GNC provided the cash to fund the project, while Gustine provided the expertise required to acquire and renovate the property. Initially, GNC provided approximately $24 million to this project. In March 1999, the Partnership refinanced the building through a mortgage for $17.9 million. At the same time, GNC entered into a 15 year master lease agreement with the Partnership. The master lease agreement requires GNC to pay all operating expenses and capital costs associated with the building. Based upon a review of market rates at the time the lease was entered, we believe that the terms of the lease are comparable to terms that would have been obtained from an independent third party.
Item 15. Exhibits, Financial Statement Schedules, page 159
Schedule II — Valuation and Qualifying Accounts, page 160
23. We note on page 74 that you provide for an allowance for expected customer returns as reductions to revenue. Please revise this schedule to include the activity in your sales returns and allowances. Alternatively, you may provide such disclosure in the notes to the financial statements. Refer to Rules 5-04 and 12-09 of Regulation S-X for guidance.

October 14, 2009

     Response: Our expected customer returns allowances encompass a returns reserve for each segment of the business. As the majority of the sales at the retail level are paid for in cash, the customer returns reserve is recorded as a liability on the balance sheet. The amount of the expected returns is an immaterial amount on the balance sheet. As the other business segments record receivables and extend credit to customers, the customer returns reserve for those segments is recorded as a reduction of accounts receivable, and the activity is included as a part of the Allowance for Doubtful Accounts reserve included in Schedule II. In future filings, we will clarify what is included in the Allowance for Doubtful Accounts reserve included in Schedule II.
Farm 10-Q for the Quarterly Period Ended June 30, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Executive Overview, page 33
24. We note your discussion of the Hydroxycut product recall in May 2009 and that you are providing refunds or gift cards to consumers who return these products to your stores. Please tell us and consider disclosing in MD&A, the amount of refunds and gift cards issued to date and the amount anticipated in future periods for the Hydroxycut recall. Also, please tell us and discuss in MD&A how you are recording the refunds and issuances of gift cards. In doing so, tell us whether you recorded additional sales returns and allowances for this purpose or if you are reversing revenue as the Hydroxycut products are returned. Please provide us with illustrative journal entries that reflect your accounting for the recall. If additional sales returns and allowances were recorded specifically for Hydroxycut products, please consider disclosing the amount. If you did not record additional sales returns and allowances, please tell us why you believe additional sales returns and allowances were not necessary.
     Response: In May 2009, the FDA warned consumers to stop using certain Hydroxycut products, produced by Iovate Health Sciences, Inc., which were sold in our stores. Iovate issued a voluntary recall, with which we immediately complied. Customers were advised to return the recalled products to stores, and we provided refunds or gift cards to consumers who returned these products to our stores. In the second quarter of 2009, we recorded approximately $3.3 million in refunds at our corporate US and Canadian stores, which represents approximately 94% of the $3.5 million total that has been refunded to customers in our stores since the recall began. Additionally, we refunded approximately $1.6 million to our franchisees for wholesale sales returns, which was recognized in July 2009. We are recognizing returns as reductions of revenue as they are incurred, and believe that the vast majority of the returns have occurred; thus, no additional sales returns and allowance was recorded specifically for Hydroxycut products. Journal entries to reflect the recall are as follows:
1. Debit: Sales Returns

October 14, 2009

Credit: Cash or Deferred revenue from Gift cards
To record the return of Hydroxycut products to corporate stores.
2. Debit: Sales Returns
Credit: Accounts Receivable
To record the return of Hydroxycut product from our franchisees.
     These entries do not include the recovery of any product costs that were indemnified by Iovate. These costs, as recovery occurred, were recognized as a reduction of cost of sales.
Form 10-Q for the Quarterly Periods Ended June 30 and March 31, 2009
Exhibits 31.1 and 31.2
25. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In this regard, the parenthetical in the paragraph 4(d) should state “the registrant’s fourth fiscal quarter in the case of an annual report.” Please revise the certifications in future filings.
     Response: We will revise the certifications in future filings in accordance with the Staff’s comment.
Form 8-K Filed August 13, 2009
26. We note your presentation of the non-GAAP measures EBITDA and adjusted EBITDA. We further note that management uses both non-GAAP measures to evaluate performance and liquidity. In future filings, please present all categories of cash flows in accordance with Question 12 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.
     Response: We will revise future 8-K filings in accordance with the Staff’s request to include all categories of cash flows.
* * * * * * *
     We look forward to discussing with you any additional questions you may have regarding our filings. Please do not hesitate to call me at (412) 288-2029. In addition, we would greatly appreciate receiving any additional comments by facsimile to (412) 288-4764.

October 14, 2009

Sincerely,
/s/ Michael Nuzzo
Michael Nuzzo
Executive Vice President and Chief Financial Officer
cc:	Joseph Fortunato, General Nutrition Centers, Inc. Gerald J. Stubenhofer, General Nutrition Centers, Inc. Pippa Bond, Proskauer Rose LLP